(Excerpt Translation)

April 20, 2015

Toyota Motor Corporation

1, Toyota-cho, Toyota City, Aichi Prefecture

Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in March 2015 (the “Current Month”).

1. Summary

Number of listed shares as of the end of the preceding month	3,417,997,492 shares
Total number of shares changed during the Current Month	0 shares
(out of which, as a result of exercise of stock acquisition rights)	(0 shares	)
(out of which, as a result of other reasons)	(0 shares	)
Number of listed shares as of the end of the Current Month	3,417,997,492 shares

2. Stock acquisition rights exercised

<Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights>

(1) Number of shares

	Total number of shares delivered during the Current Month	(out of which, number of newly issued shares)		(out of which, number of shares transferred from treasury shares)
6th series	228,600 shares	(0 shares	)	(228,600 shares	)
7th series	59,900 shares	(0 shares	)	(59,900 shares	)
8th series	149,200 shares	(0 shares	)	(149,200 shares	)
9th series	58,900 shares	(0 shares	)	(58,900 shares	)

(2) Exercise price

	Aggregate exercise price during the Current Month	(out of which, aggregate amount of newly issued shares)	(out of which, aggregate amount of shares transferred from treasury shares)
6th series	JPY 1,649,498,000	(JPY 0)	(JPY 1,649,498,000)
7th series	JPY 280,456,200	(JPY 0)	(JPY 280,456,200)
8th series	JPY 619,776,800	(JPY 0)	(JPY 619,776,800)
9th series	JPY 185,711,700	(JPY 0)	(JPY 185,711,700)